AMENDMENTS

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-53291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (Date) AND ENDING March 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgeway & Conger, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 Main Street
(No. and Street)

New Woodstock (City) NY (State) 13122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fitzgerald 315-662-7450
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company, LLC
(Name - *if individual, state last, first, middle name)*

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Leigh Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgeway & Conger, Inc. as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIDGEWAY & CONGER, INC.

Consolidated Statement of Financial Condition

March 31, 2015

Ridgeway & Conger, Inc.
Consolidated Statement of Financial Condition Index
March 31, 2015

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PARK PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9152

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Ridgeway & Conger, Inc.

We have audited the accompanying consolidated statement of financial condition of Ridgeway & Conger, Inc. (the "Company") as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ridgeway & Conger, Inc. as of March 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
July 28, 2015

Ridgeway & Conger, Inc.
Consolidated Statement of Financial Condition
March 31, 2015

Assets	
Cash	$ 5,028
Receivable from clearing broker	128,488
Receivable from broker dealer	83,137
Accounts receivable	72,710
Receivable from affiliates	47,236
Deposit with from clearing organization	325,160
Furniture and equipment, net	27,437
Prepaid expenses and other assets	83,564
Total Assets	$ 772,760
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 326,753
Accounts payable and accrued expenses	178,642
Minority interest payable	4,466
Bank loans payable	7,124
	516,985
Subordinated liabilities	250,000
Stockholder's equity	
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding	60,000
Additional paid In capital	977,580
Retained earnings	(1,031,805)
	5,775
Total Liabilities and Stockholder's Equity	$ 772,760

See accompanying notes to the Consolidated Statement of Financial Condition

1. ORGANIZATION

Ridgeway & Conger, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in New York State in 2001. The company is wholly owned by another broker dealer, Clayton, Lowell & Conger, Inc., a New York Corporation (the "Parent").

The Company is the majority owner of another broker dealer, Adirondack Trading, LLC ("Adirondack"). The accompanying financial statement includes the accounts of the Company and Adirondack on a consolidated basis.

However, and as further described in Note 3, the Company is subject to Net Capital Rules of the Securities and Exchange Commission. The calculation of Net Capital under such rule is prepared on an unconsolidated basis as required by the rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Fixed Assets
Fixed assets are recorded at cost. Repairs and maintenance charges are expensed as incurred. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets, or on the case of leasehold improvements, the lesser of the estimated useful life of the asset or the term of the related lease.

Securities Transactions
Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. The Company only effects trades on an agency or riskless principal basis, and as such never holds securities positions.

Clearing Arrangements
The Company and Adirondack have a clearing agreements with their clearing brokers, Cor Clearing and First Southwest, respectively, (collectively, the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the clearing agreements, the Company and Adirondack maintain clearing deposits with the Clearing Brokers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at March 31, 2015. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bad Debts
Receivables are reviewed on a regular and continual basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will either be reserved for or written off.

Income Taxes
The Company has elected to be taxed as a Qualified Subchapter S Subsidiary ("QSub"). As a QSub there is no provision for income taxes reflected on the accompanying financial statements. The Company essentially is a disregarded entity for tax purposes its assets, liabilities and items of income and expense are reflected on the parent company's tax return and its shareholders are responsible for the income taxes based on the parent company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the state of New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2011. The Internal Revenue Service ("IRS") has assessed the Company additional taxes while it was taxed as a C Corporation. The Company has retained legal counsel to appeal the IRS assessment. At the present time the appeal is still in its early phases and legal counsel cannot quantify the amount or range of potential loss.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At March 31, 2015, the Company's Net Capital was $620 which was $27,791 below the required Net Capital of $28,411. At March 31, 2015, the Company's ratio of Aggregate Indebtedness to Net Capital was 687 to 1.

4. RELATED PARTY TRANSACTIONS

The Company leases office space from a shareholder on a month to month basis. No amounts were due as of March 31, 2015.

5. FIXED ASSETS

As of March 31, 2015, fixed assets consisted of the following:

Leasehold improvements	$ 74,572
Land	5,000
Less: Accumulated amortization	(52,135)
	$ 27,437

6. BANK LOAN PAYABLE

The Company has a credit line with its bank at an annual interest rate of 6.75%. As of March 31, 2015, $7,124 was outstanding.

7. SUBORDINATED LIABILITIES

The Company entered into a subordinated liability arrangement with the Cor Clearing in the amount of $250,000 at an annual interest rate of 10.00% due December 22, 2015. As of March 31, 2015, the full balance was outstanding.

8. MINORITY INTEREST

As discussed in note 1, the Company is a majority owner of Adirondack Trading. The Company owns 95% of Adirondack, and an officer of the Company owns the remaining 5%. As of March 31, 2015, the amount owned by this officer is $4,466 and is included as a liability in the Consolidated Statement of Financial Condition.

9. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of March 31, 2015 and through the date of this report there were no such claims.

During the year ended March 31, 2015 and for the period through the date of this report, the Company and Adirondack experienced several regulatory violations, especially including the failure to maintain minimum Net Capital, and various books and records deficiencies. While no punitive action has yet been taken by any regulatory bodies, it is possible that such action may be taken which may have an adverse financial impact on the firm. The Company cannot reasonably quantify such impact, and has therefore not reflected the effect of any such impact in this Consolidated Statement of Financial Condition.

10. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Clearing broker extends credit to the customer subject to the requirements terms of a margin lending agreement. The Company is responsible to monitor compliance with these requirements, and when necessary collecting additional margin deposits on behalf of the Clearing broker from the customer. The Company is ultimately responsible for the failure of a customer to comply with the terms of its agreement with the Clearing broker.

11. SUBSEQUENT EVENTS

During the period from April 1, 2015 thru July 28, 2015, on several occasions, the firm's Net Capital went below the minimum required by Rule 15c3-1. Upon discovering the respective deficiencies, the owner of the firm promptly contributed additional capital and the firm came back into compliance. As of the date of these financial statements, the firm continues to maintain adequate net capital levels in accordance with the rules.

In May, 2015, the Company lost an arbitration in the amount of $200,000. Additional amounts were infused by the owner to cover the loss.

In July 2015, the owner of the Company signed a letter of intent to sell the majority of its operating assets and liabilities, including the accounts of both the Company and Adirondack, to a third party. Such sale would be effectively all of the operations of the three entities. Such transaction is expected to be consummated within three to six months. There can be no assurance that such transaction will occur. Management has not yet determined the ultimate outcome of the individual corporate entities. The effect of a potential dissolution of the entities has not been reflected in these financial statements.

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no additional subsequent events requiring disclosure in these financial statements.